February 26, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.  20549
Attention: H. Christopher Owings

Re:	The Childrens’s Place Retail Stores, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008 Filed April 2, 2008
Definitive Proxy Statement on Schedule 14A Filed May 20, 2008
Form 10-Q for the Fiscal Quarter Ended November 1, 2008 Filed December 9, 2008
File No. 000-23071

Dear Mr. Owings:

Set forth below are the responses of The Children’s Place Retail Stores, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Charles Crovitz, dated January 27, 2009 (the “Letter”).  For your convenience, we have included the text of your comments set forth in italics.  As a general note, where the Staff’s comments address disclosure that includes discussion of the Disney Store business, which has since been reclassified as a discontinued operations, as disclosed in our Current Report on Form 8-K filed with the Commission on August 4, 2008, our proposed disclosure reflects that classification.  Please note that the enhanced disclosures of our existing filing, as set forth below, are intended to exemplify how such disclosures in our future filings will be enhanced.

Form 10-K for Fiscal Year Ended February 2, 2008
Item 1.  Business, page 1
Sourcing and Procurement, page 5

1.
We note the disclosure in the second full paragraph on page six regarding the company’s social compliance program.  Please provide additional detail about this program, including what the standards of the program are and how it affects the company’s sourcing and procurement of products.

Response: In response to the Staff’s comments, we will enhance our future disclosures as follows:

“In addition to our quality control procedures, we administer a social compliance program designed to promote compliance with local legal regulations, as well as ethical and socially responsible business practices.  This program is comprised of four components as follows:

•
Vendor Code of Conduct - By formally acknowledging and agreeing to our code of conduct, our vendors affirm their commitment to integrate our corporate compliance standards into their manufacturing and sourcing practices.  These standards cover the areas of: child labor, forced labor, coercion/harassment, non-discrimination, health and safety, compensation, environment, subcontracting, monitoring & compliance and publication.

•
Ongoing Monitoring Program- We administer a corporate monitoring program as performed by our internal social compliance team and/or professional third party auditors who visit factory locations to assess the working conditions in all factories that manufacture The Children's Place products.  The Monitoring Program involves (1) visual inspection of work facilities and dormitories; (2) interview of factory management regarding policies and practices; (3) interview of factory workers to verify workplace policies and practices; and (4) review of wage, hour, age and other records.  At the conclusion of the factory audit/visit, the auditor will review the Corrective Action Plan Acknowledgement Report together with factory management.

•
Corrective Action Plan Acknowledgement Report (“CAPAR”) - The CAPAR contains findings from the factory visit for each of the areas covered by our standards, a remediation plan for any violations found (if applicable), as well as a re-audit timeframe.  If violations are not remediated in accordance with the remediation plan, we cease using that factory or vendor.

•
Ongoing Training and Seminars - We continually conduct training programs and seminars to communicate with our internal and external partners regarding the requirements of our program. Additionally, our social compliance team attends third party seminars, industry courses and training in the Corporate Social Responsibility area.

We require all entities that produce or manufacture The Children's Place merchandise to undergo a Social Compliance audit and, at a minimum, demonstrate compliance with the requirements of our Vendor Code of Conduct.”

Company Stores, page 6
The Children’s Place, page 8

2.	Please provide a brief description of the “Apple-Maple” prototype and the “Technocolor” prototype.

Response: In response to the Staff’s comment, we will enhance our future disclosures as follows:

“Store Types.

At The Children’s Place, our store types consist mainly of “Apple-Maple” and “Technocolor” formats, as follows:

Apple-Maple - These stores feature light wood floors, fixtures and trim.  They are brightly lit, featuring floor-to-ceiling glass windows that allow our colorful fashions to attract customers from the outside.  A customized grid system throughout the store’s upper perimeter displays featured merchandise, marketing photographs and promotions.  The average store is approximately 4,600 square feet.  As of February 2, 2008, approximately 55% of our stores were in this format.

Technocolor - These stores have an atmosphere that is unique, bright, fun and use color to create boutique-like settings that better differentiate the various departments within the store.  These stores also feature wider aisles than the Apple-Maple format for customers with strollers, and more wall space allowing for enhanced merchandise presentation and ease of shopping.  The average store is approximately 5,200 square feet.  As of February 2, 2008, approximately 33% of our stores were in this format.”

Store Expansion Program, page 8

3.
Whenever one or more non-GAAP financial measures are included in a filing, you are required to include a presentation with equal or greater prominence of the most directly comparable financial measure or measures calculated in accordance with GAAP and a reconciliation of the differences between non-GAAP financial measures disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.  Refer to Item 10(e) of Regulation S-K.  Please provide the required disclosures in regard to the store level operating cash flow, average store investment and new store return on investment measures presented.  In your response, please show us what these additional disclosures will look like.

Response: We believe that our return on investment for new stores is relevant disclosure for our investors as it is a measure that we use in managing our store expansion program.  It provides an insight as to whether our new stores are accretive to our business, it is an indication of how quickly the related investments will be returned for reinvestment and it is a measure of the overall success of our store expansion program.  We define the relevant terms in our disclosure as follows:

New Stores – Stores for which the current fiscal year is the first full year of operations.
Store Level Operating Cash Flow – Gross margin less direct store expenses, excluding non cash expenses such as the amortization of deferred rent, depreciation and amortization expense.
Store Investment – Initial fixed asset costs less landlord incentives, plus initial inventory contributions and pre-opening expenses.
New Store Return On Investment – For all New Stores, the Store Level Operating Cash Flow divided by the Store Investment.

Our intention for this disclosure is not to show our operating results exclusive of certain items, but to show our operating results for a small, but very relevant portion of our business.  The number of stores represented by this financial measure has averaged approximately 6% of our store base for the past three fiscal years.  In addition, the ability to reconcile the costs associated with the Store Investments is hindered by the fact that they generally occur over more than one fiscal year, and in the case of the initial inventory contribution, it is as of a specific point in time and does not correspond with year end balances.  We do not believe that such a reconciliation would be beneficial to the reader, and would therefore not be an enhancement to the disclosure.  Further, we believe that our New Store Return On Investment, while based on financial measures, is as much a measure of our operating efficiency and thus should be excluded from the reconciliation requirements as provided by Item 10(e)(4)(i) of Regulation S-K.

In response to the Staff’s comment and in an effort to provide greater clarity on our new store return on investment, we propose to enhance our future disclosures as follows:

“Store Expansion Program

The Children’s Place. During fiscal 2007, we opened 54 stores and closed 16, compared to opening 69 stores and closing five in fiscal 2006. We plan to open approximately 30 stores and remodel approximately 17 Children’s Place stores in fiscal 2008.

We assess and manage our store expansion program based on the return on investment that new stores produce.  We believe that the return on investment of new stores is a relevant measurement for assessing performance because it shows how quickly our investment in new stores becomes available for reinvestment.  For fiscal years 2007, 2006 and 2005, our New Store Return On Investment, as defined below, approximated 47%, 87% and 81%, respectively.  New Store Return On Investment is based on and defined as follows:

New Stores – Stores for which the current fiscal year is the first full year of operations.
Store Level Operating Cash Flow – Gross margin less direct store expenses, excluding non cash expenses such as the amortization of deferred rent, depreciation and amortization expense.
Store Investment – Initial fixed asset costs less landlord incentives, plus initial inventory contributions and pre-opening expenses.
New Store Return On Investment – For all New Stores, the Store Level Operating Cash Flow divided by the Store Investment.

New Store Return On Investment is not a measure determined in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and should not be considered by investors as an alternative to operating income or net income, nor should it be viewed as an indicator of our overall performance.  The New Store Return On Investment disclosed here is not necessarily comparable to those disclosed by other companies because it is not uniformly defined.
Average Store Level Operating cash flow for New Stores approximated $281,200, a 31% decrease compared to fiscal 2006.  Average Store Investment for New Stores approximated $595,500, a 28% increase from fiscal 2006.  This increase primarily reflects a higher capital investment in our store prototype.  New stores had average net sales of approximately $1.5 million, which was comparable to fiscal 2006.

Seasonality, page 9

4.	Please quantify the extent to which the company’s business is seasonal.

Response: In response to the Staff’s comments, we will enhance our future disclosures as follows:

“Seasonality

Our business is also subject to seasonal influences, with heavier concentrations of sales during the back-to-school and holiday seasons. Our first quarter results are heavily dependent upon sales during the period leading up to the Easter holiday. Our third quarter results are heavily dependent upon back-to-school sales. Our fourth quarter results are heavily dependent upon sales during the holiday season.  The following table shows the quarterly distribution, as a percentage of the full year, of net sales and operating income (loss):

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
Fiscal 2007
Net sales	356.0	290.5	430.5	443.3	1,520.3
As a % of full year	23.4%	19.1%	28.3%	29.2%	100.0%

Operating Income (loss)	29.6	(31.6)	23.3	7.9	29.2
As a % of full year	101.2%	(108.0%)	79.7%	27.0%	100.0%

Fiscal 2006
Revenues	322.0	269.4	397.2	416.8	1,405.4
As a % of full year	22.9%	19.2%	28.3%	29.7%	100.0%

Operating Income (loss)	34.3	(12.1)	60.3	49.8	132.3
As a % of full year	25.9%	(9.1%)	45.5%	37.6%	100.0%

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.
Please discuss off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial conditions, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors in a separately-captioned section, or otherwise advise.  Refer to Item 303(a)(4) of Regulations S-K.

Response: We note for the Staff that the Company does not have any off-balance sheet arrangements.  Additionally, in our Form 10-K for Fiscal Year Ended February 2, 2008 filed April 2, 2008, on page 52 under “Contractual Obligations and Commercial Commitments,” there is a separately-captioned section providing this disclosure.  We will continue this disclosure in our future filings, updated as appropriate.

Overview, page 30

6.
In the description of the items comprising the fiscal 2007 net loss, please provide additional detail regarding the $2.2 million in costs related to the company’s “strategic alternative initiatives.”  Please briefly describe the initiatives and the costs incurred.

Response: In response to the Staff’s comments, we would enhance our future disclosures as shown below:

“Our fiscal 2007 net loss included:

•
Approximately $2.2 million in costs incurred in conjunction with our strategic alternative initiatives, including $1.7 million of consulting and legal fees associated with assessing alternatives for the Disney Stores business and related implications to The Children’s Place business, and $0.5 million of consulting fees relating to a review of our shared service cost structure.”

Critical Accounting Policies, page 34

7.
Please revise to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods.  Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements.  In doing so, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material.  Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future.  We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303(a)(3)(ii) of Regulations S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In response to the Staff’s comment and the guidance of Item 303(a)(3)(ii) of Regulations S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, including the SEC’s Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” we propose that the critical accounting policies section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations include only those critical policies that have had, or that we reasonably expect could have a material impact on our financial condition, operating performance or comparability of our reported information among periods.  Further, for those critical polices that meet these criteria, we will enhance the related disclosure in our future filings as follows:

“Inventory Valuation—Merchandise inventories are stated at the lower of average cost or market, using the retail inventory method.  Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio, for each merchandise department, to the retail value of inventories.  An initial mark-up is applied to inventory at cost to establish a cost-to-retail ratio.  Permanent mark downs, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship.  At any one time, inventories include items that have been marked down to our best estimate of the lower of their cost or fair market value and an estimate of our inventory shrinkage.

We base our decision to mark down merchandise upon its current rate of sale, the season, and the age and sell-through of the item.  We estimate sell-through rates based upon historical and forecasted information.  Mark down reserves are assessed and adjusted each quarter based on current sales trends and their resulting impact on forecasts.  Our success is largely dependent upon our ability to gauge the fashion taste of our customers, and to provide a well-balanced merchandise assortment that satisfies customer demand.  Throughout the year, we review our inventory in order to identify slow moving items and generally use mark downs to clear them.  Any inability to provide the proper quantity of appropriate merchandise in a timely manner, or to correctly estimate the sell-through rate, could have a material impact on our consolidated financial statements.  Our historical estimates have not differed materially from actual results; however, a 10% difference in our markdown reserve as of February 2, 2008 would have impacted net income by approximately $0.7 million.  Our markdown reserve balance at February 2, 2008 and February 3, 2007 was $11.4 million and $7.9 million, respectively.

Additionally, we adjust our inventory based upon an annual physical inventory, which is taken during the last quarter of the fiscal year.  Based on the results of our historical physical inventories, an estimated shrink rate is used for each successive quarter until the next annual physical inventory, or sooner if facts or circumstances should indicate differently.  A 100 basis point difference in our shrinkage rate at retail could impact our quarterly net income by approximately $0.7 million.

Equity Compensation—Effective January 29, 2006, we adopted the provisions of SFAS No. 123(R) using the modified prospective transition method. The provisions of SFAS 123(R) apply to new stock options and stock options outstanding, but not yet vested, as of the effective date. Prior to January 29, 2006, we accounted for stock option grants under the recognition and measurement provisions of APB 25 and related interpretations.

Stock Options

To estimate the fair value of stock options awarded, we use the Black-Scholes option pricing model based on a Monte Carlo simulation, which requires extensive use of accounting judgment and financial estimates, including estimates of how long employees will hold their vested stock options before exercise, the estimated volatility of our common stock over the expected term, and the number of options that will be forfeited prior to the completion of vesting requirements.  The exercise price is based on the average of the high and low of the selling price of our common stock on the grant date.  Application of other assumptions could result in significantly different estimates of fair value of stock-based compensation and consequently, the related expense recognized in our financial statements.  Additionally, we estimate a forfeiture rate for those awards not expected to vest.  While actual forfeitures could vary significantly from those estimated, a 10% difference would not have a material impact on our net income.

Restricted Stock, Deferred Stock and Performance Awards

We grant restricted shares and deferred stock awards to our employees and non-employee directors and performance awards to certain key members of management.  The fair value of these awards is based on the average of the high and low selling price of our common stock on the grant date.  Compensation expense is recognized ratably over the related service period reduced for estimated forfeitures of those awards not expected to vest due to employee turnover.  While actual forfeitures could vary significantly from those estimated, a 10% difference would impact our net income by $0.4 million.  In addition, the number of performance shares earned is dependant upon our operating results over a specified time period.  The expense for performance shares is based on an estimate of the number of shares we think will vest based on earnings-to-date plus our estimate of future earnings for the performance period.  To the extent that actual operating results differ from our estimates, future performance share compensation expense could be materially different.  The impact on our equity compensation expense resulting from a 10% change in our projected future earnings would not have a material impact on our net income.

Insurance and Self-Insurance Liabilities—Based on our assessment of risk and cost efficiency, we both self-insure and purchase insurance policies to provide for workers’ compensation, general liability, and property losses, as well as director’s and officer’s liability, vehicle liability and employee medical benefits. We estimate risks and record a liability based upon historical claim experience, insurance deductibles, severity factors and other actuarial assumptions.  These estimates include inherent uncertainties due to the variability of the factors involved, including type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations.  While we believe that our risk assessments are appropriate, these uncertainties or a deviation in future claims trends from recent historical patterns could result in our recording additional or reduced expenses, which may be material to our results of operations.  Our historical estimates have not differed materially from actual results; however, a 10% difference in our insurance reserves as of February 2, 2008 would have impacted net income by approximately $0.7 million.

Impairment of Long-Lived Assets—We periodically review our long-lived assets when events indicate that their carrying value may not be recoverable.  Such events include a history trend or projected trend of cash flow losses or a future expectation that we will sell or dispose of an asset significantly before the end of its previously estimated useful life.  In reviewing for impairment, we group our long-lived assets at the lowest possible level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  In that regard, we group our assets into two categories; corporate-related and store-related.  Corporate-related assets consist of those associated with our corporate offices, distribution centers and our information technology systems.  Store-related assets consist of leasehold improvements, furniture and fixtures, certain computer equipment and lease related assets associated with individual stores.

For store-related assets, we review all stores that have been open for at least two years on at least an annual basis.  For each of these stores, we project future cash flows over the remaining life of the lease and compare the total undiscounted cash flows to the net book value of the related long-lived assets.  If the undiscounted cash flows are less than the related net book value of the long-lived assets, they are written down to their fair market value.  We primarily determine fair market value to be the discounted future cash flows associated with those assets.  In evaluating future cash flows, we consider external and internal factors.  External factors comprise the local environment in which the store resides, including mall traffic, competition, and their effect on sales trends.  Internal factors include our ability to gauge the fashion taste of our customers, control variable costs such as cost of sales and payroll, and in certain cases, our ability to renegotiate lease costs.  Historically, less than 2% of our stores required impairment charges in any one year.  If external factors should change unfavorably, if actual sales should differ from our projections, or if our ability to control costs is insufficient to sustain the necessary cash flows, future impairment charges could be material.  At February 2, 2008, the average net book value per store was $0.3 million.

Income Taxes—We compute income taxes using the liability method. This method requires recognition of deferred tax assets and liabilities, measured by enacted rates, attributable to temporary differences between financial statement and income tax bases of assets and liabilities. Temporary differences result primarily from depreciation and amortization differences for book and tax purposes and the non-deductibility of certain reserves and accruals for tax purposes.  In assessing the need for a valuation allowance, management considers all available evidence including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. When we change our determination of the amount of deferred tax assets that can be realized, a valuation allowance is established or adjusted with a corresponding impact to income tax expense in the period in which such determination is made.

We recognize tax liabilities when, despite our belief that our tax return positions are supportable, we believe that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (FIN 48) on February 4, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. See Footnote 11, “Income Taxes,” for additional information, including the effects of adoption on our consolidated financial statements.”

Results of Operations, page 37

8.
Please describe the causes for changes in each of the factors underlying the changes in selling, general and administrative described in your analysis on pages 39 and 42.  Refer to item 303(a) of Regulations S-K.

Response: We note the Staff’s request and in cases where changes are not adequately described as to their cause, we propose to expand our disclosure in future filings as shown below:

“Selling, general and administrative expenses increased $73.1 million to $698.6 million during fiscal 2007 from $625.5 million during fiscal 2006. As a percentage of net sales, selling, general and administrative expenses increased approximately 130 basis points to 32.3% during fiscal 2007 from 31.0% during fiscal 2006. Selling, general and administrative expenses were unfavorably impacted in fiscal 2007 primarily as a result of:

•	Higher store payroll and benefit costs of approximately $24.1 million, or 40 basis points, which reflect an increase in the number of stores and lower sales per store.

•
Higher administrative payroll of approximately $13.7 million, or 40 basis points, which reflects an increase in our infrastructure primarily to support shared services as well as an increase in the number of stores;

•	Fees paid to Disney based upon a percentage of our sales made through the Disney Internet e-commerce website, which commenced in July 2007, approximated $7.5 million, or approximately 40 basis points;

•	Costs associated with our "maintenance refresh" program, which commenced in the second half of fiscal 2007 at the Disney Store, approximated $6.9 million, or approximately 30 basis points;

•
Higher store supplies costs approximated $8.3 million, or approximately 30 basis points. A significant portion of our store supply increase related to increased bag costs, reflecting our increased units sold during fiscal 2007 as compared to fiscal 2006;

•
Higher severance costs of approximately $4.5 million, or approximately 20 basis points. We incurred severance costs of approximately $4.7 million in fiscal 2007 due to the resignation of our former CEO and the President of the Children's Place business;

•	Higher utility expenses of approximately $2.4 million, or 10 basis points. The higher utility expenses result primarily from the opening of our new distribution center in Alabama.

•
Higher variable store expense of approximately $3.6 million, or flat in basis points, is due primarily to increased credit card fees resulting from an increase in sales as well as a slight proportionate increase in the amount of credit card sales versus cash sales;

•
Costs associated with our strategic alternatives initiatives approximated $2.2 million, or approximately 10 basis points, which includes $1.7 million of consulting and legal fees associated with assessing alternatives for the Disney Stores business and related implications to The Children’s Place business, and $0.5 million of consulting fees relating to a review of our shared service cost structure.; and

•
Increased marketing of approximately $4.4 million, which was leveraged as a percentage of net sales, due to increased marketing efforts to promote our brands primarily through our direct mailing programs.

As a percentage of net sales, these increases in selling, general and administrative expenses were partially offset by:

•	Lower store and management incentive bonuses of approximately $10.5 million, or approximately 60 basis points resulting from a decrease in operating profits;

•
Lower stock and special investigation fees of approximately $5.9 million or approximately 30 basis points. During fiscal 2007 stock option and special  investigation costs approximated $10.2 million, or approximately 50 basis points, and included legal, forensic accounting and other professional fees of $7.2 million, non-cash compensation expense associated with option terms that were extended due to the suspension of option exercises during the investigation, which approximated $2.1 million; and a tender offer to re-price stock options to re-mediate adverse tax consequences approximated $0.9 million.  During fiscal 2006, stock option investigation fees approximated $16.1 million, or 80 basis points, and included legal, forensic accounting and other professional fees of $8.1 million, the tax consequences associated with discounted employee stock options, which approximated $6.3 million, as well as non-cash compensation expense associated with option terms that were extended due to the suspension of option exercises during the investigation, which approximated $1.7 million; and

•	Lower legal settlement expenses of approximately $2.5 million, or approximately 10 basis points, primarily due to the settlement of two class action litigations during fiscal 2006

Selling, general and administrative expenses increased $111.5 million to $625.5 million during fiscal 2006 from $514.0 million during 2005. As a percentage of net sales, selling, general and administrative expenses increased approximately 20 basis points to 31.0% during fiscal 2006 from 30.8% during fiscal 2005. Selling, general and administrative expenses were unfavorably impacted in fiscal 2006 primarily as a result of:

•
Stock option investigation costs which approximated $16.1 million, or 80 basis points, and included legal, forensic accounting and other professional fees of $8.1 million, the tax consequences associated with discounted employee stock options, which approximated $6.3 million, as well as non-cash compensation expense associated with option terms that were extended due to the suspension of option exercises during the investigation, which approximated $1.7 million;

•	Increased store incentives and management bonuses which approximated $6.2 million, or approximately 20 basis points resulting from an increase in store profits;

•	Equity compensation expense for (i) the implementation of SFAS 123(R) and (ii) promises to grant stock options and restricted stock, which approximated $2.0 million, or 10 basis points;

•	Increased legal settlement expenses, primarily due to the settlement of two class action litigations, which represented approximately $2.9 million or 20 basis points; and

•	Increased marketing of approximately $10.9 million, which approximated 10 basis points, due to increased marketing efforts to promote our brands.”

Liquidity and Capital Resources, page 44
Cash Flows/Capital Expenditures, page 48

9.
We note the disclosure in the first full paragraph on page 50 regarding the company’s anticipated capital expenditures for fiscal 2008.  Please disclose the expected sources of funding these capital expenditures, including whether the sources represent a change from prior fiscal years.

Response: We respectfully advise the staff that we believe the second paragraph on page 50 provides sufficient detail regarding the expected sources of funding for our capital expenditures.  We propose to enhance our future disclosure as shown below, to address the comparability of these sources to prior fiscal years.

“Historically, we have funded our capital expenditures primarily from operations, with occasional seasonal advances on our debt facilities.  In fiscal 2007, we completed building a new distribution center and began construction on new corporate offices.  This increase in capital expenditures coupled with a decrease in operating profit, required us to fund our capital expenditures, in part, through advances on our credit facility and the sale of investments.  Our ability to meet our capital requirements in fiscal 2008 will depend on our ability to generate cash flows from operations and our borrowings under our credit facilities.  Cash flow generated from operations will depend on our ability to achieve our financial plans.  During fiscal 2008, we will be required to conserve our capital resources, particularly during the second quarter of 2008 when our revenues are lowest and we are building inventory to support the back-to-school season.  We are also actively pursuing additional debt financing to enable us to strengthen our liquidity.  While we believe that we will be successful in obtaining additional debt financing there is no assurance that we will be able to do so.”

Contractual Obligations and Commercial Commitments, page 50

10.
Please quantify the amount of insurance, taxes, maintenance and other costs excluded from operating lease obligations to provide a context for readers to understand the impact of such costs on the obligations.  Please also include deferred royalty obligations and other long-term liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the timing and amount of such obligations.  Refer to Item 303(a)(5) of Regulations S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In future filings, we will quantify lease related costs not included in the minimum lease commitment expressed as an average percentage of the minimum lease commitments.  As a result of the sale of the Disney stores, the deferred royalty obligation is no longer required; however, we would expand disclosure for any similar obligations to include the timing and amount of future payments.  As such, we would enhance our future disclosures as shown below:

“(2)
Certain of our operating leases include common area maintenance charges in our monthly rental expense. For other leases which do not include these charges in the minimum lease payments, we incur monthly charges, which are billed and recorded separately.  These additional charges approximated 60% of our minimum lease payments in each of the last three fiscal years.  Additionally, our minimum lease obligation does not include contingent rent based upon sales volume, which represented approximately 1% of our minimum lease payments in each of the last three fiscal years.

We self-insure and purchase insurance policies to provide for workers’ compensation, general liability, and property losses, as well as director’s and officer’s liability, vehicle liability and employee medical benefits, as described in Note 1 of the Notes to our Consolidated Financial Statements.  Insurance reserves of $6.6 million are included in other long term liabilities as of February 2, 2008 and February 3, 2007.  The long-term portion represents the total amount estimated to be paid beyond one year.  We are not able to further estimate in which periods the long-term portion will be paid.

On February 4, 2007, we adopted FIN 48 as previously discussed and more fully described in Note 11 of the Notes to our Consolidated Financial Statements.  Our long-term liabilities for unrecognized tax benefits were $16.5 million at February 2, 2008.  We cannot make a reasonable estimate of the amount and period of related future payments for any of this amount.”

Item 7A. – Quantitative and Qualitative Disclosures About Market Risks, page 53

11.	Please provide quantitative information about market risks as of the end of the latest fiscal year in accordance with one of the disclosure alternative set forth in Rule 305 of Regulation S-K.

Response: In response to the Staff’s comment and in accordance with the related requirements in Rule 305 of Regulation S-K, we believe that “Sensitivity analysis disclosures” are most appropriate given our facts and circumstances.  For each market risk to which the Company is exposed, we analyze our sensitivity to changes in relevant rates or prices and assess the resulting impact on the Company’s financial position, operating results and cash flows.  As such, we propose to enhance our future disclosures as shown below:

“ITEM 7A.—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, the Company’s financial position and results of operations are routinely subject to market risk associated with interest rate movements on borrowings and investments and currency rate movements on non-U.S. dollar denominated assets, liabilities and income.  The Company utilizes cash from operations and short-term borrowings to fund our working capital and investment needs.

Cash, Cash Equivalents and Investments

Cash, cash equivalents and investments are normally invested in short-term financial instruments that will be used in operations within a year of the balance sheet date.  Because of the short-term nature of these investments, changes in interest rates would not materially affect the fair value of these financial instruments.

Interest Rates

The Company’s credit facilities with Wells Fargo provide a source of financing for its working capital requirements. The Company’s credit facilities bear interest at either a floating rate equal to the prime rate or a floating rate equal to the prime rate plus a pre-determined spread.  At the Company’s option, it could also borrow at a LIBOR rate plus a pre-determined spread.  As of February 2, 2008, the Company had borrowings of $89.0 million under the Amended Loan Agreement and the Hoop Loan Agreement.  During fiscal 2007, the Company’s average borrowings were $44.1 million and its average interest rate was 7.1%.  For fiscal 2007, a 75 basis point change in our average interest rate would either increase or decrease our interest expense by $0.3 million.

Foreign Assets and Liabilities

Assets and liabilities outside the United States are primarily located in Canada and Hong Kong.  The Company’s investments in its Canadian subsidiaries are considered long-term; however, the Company is not deemed to be permanently reinvested in its Hong Kong subsidiary.  The Company does not hedge these net investments nor is it party to any derivative financial instruments.  As of February 2, 2008, net assets in Canada and Hong Kong were $64.7 million and $15.0 million, respectively.  A 10% devaluation in the Canadian and Hong Kong Dollars would reduce the corresponding net investment by $7.0 million and $1.5 million, respectively, while a 10% inflation in the Canadian and Hong Kong Dollars would increase the corresponding net investment by $5.8 million and $1.5 million, respectively.  All changes in the net investment of our foreign subsidiaries are recorded in other comprehensive income as unrealized gains or losses.

As of February 2, 2008, the Company had approximately $50.3 million of its cash and investment balances held in foreign countries, of which approximately $37.6 million was in Canada and approximately $12.7 million was in Hong Kong.

Foreign Operations

Approximately 13% and 11% of our consolidated net sales and 12% and 11% of our operating expenses were transacted in foreign currencies in fiscal 2007 and fiscal 2006, respectively.  As a result, fluctuations in exchange rates impact the amount of our reported sales and expenses.  Assuming a 10% change in foreign exchange rates, fiscal 2007 net sales and operating expenses could have decreased or increased by $19.5 million and $17.2 million, respectively.  Additionally, we have foreign currency denominated receivables and payables that when settled, result in transaction gains or losses. At February 2, 2008, we had foreign currency denominated receivables and payables of $4.1 million and $1.9 million, respectively.  We have not used derivatives to manage foreign currency exchange risk, and no foreign currency exchange derivatives were outstanding at February 2, 2008.

While the Company does not have substantial financial assets in China, it imports a large percentage of its merchandise from that country.  Consequently, any significant or sudden change in China’s political, foreign trade, financial, banking or currency policies and practices could have a material adverse impact on the Company’s financial position, results of operations or cash flows.

Item 9A.  Controls and Procedures, page 55
Evaluation of Disclosure Controls and Procedures, page 55

12.
We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified.  In future filings, please revise to add, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response: We submit to the Staff the following disclosure which we will include in all future filings, updated as necessary:

“Management, including our principal executive officers (our Interim Chief Executive Officer and our Executive Vice President—Finance and Administration, who is also our principal financial officer), evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of November 1, 2008.  Based on that evaluation, our principal executive officers and principal financial officer concluded that our disclosure controls and procedures were effective as of November 1, 2008 to ensure that all information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to our management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Changes in Internal Control Over Financial Reporting, page 56

13.	Please revise your disclosure to state clearly that there were changes to internal control over financial reporting during the last fiscal quarter.

Response: In response to the Staff’s comment, we would delete the first paragraph under the heading “Changes in Internal Control Over Financial Reporting” and begin the disclosure with the second paragraph and clearly state that there were changes, as follows:

“During the fourth quarter of 2007, we made changes to our internal controls over financial reporting to remediate our previously disclosed material weaknesses in internal control over financial reporting related to (1) control environment (2) stock options and (3) financial closing and reporting process.  Below are the changes in internal controls over financial reporting resulting from these remediation efforts.”

Additionally, we would like to retain certain wording which clarifies that there were no other changes, but move such disclosure to the end of the section after discussion of all changes, as follows:

“There have been no other changes in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Item 15. – Exhibits and Financial Statement Schedules, page 60
Accounting for Impairment of Long-Lived Assets, page 73

14.	Please disclose the method or methods for determining fair value. Refer to paragraph 25.c. of SFAS 144.

Response: In response to the Staff’s comment, we will enhance future disclosure as follows:

“When the evaluation of a store location indicates that its cash flows are not sufficient to recover the carrying value of the long-term assets at the store, the store assets are deemed to be impaired and are adjusted to their fair values.  The Company defines fair value as the net present value of the store’s cash flows.  These cash flows are comprised of store sales less related cost of sales, less store payroll, occupancy costs, and other store level direct expenses.”

Note 2.  Stock-Based Compensation, page 77

15.	Please tell us your basis in GAAP for initially classifying options tolled for employees terminated after September 14, 2006 as equity awards. Refer to the guidance in paragraph 32 of SFAS 123(R).

Response: Paragraph 32 of SFAS 123(R) states, “Option or similar instruments on shares shall be classified as liabilities if (a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstance to settle the option or similar instrument by transferring cash or other assets.”  The awards to those employees that terminated after September 14, 2006, and their subsequent modifications, do not satisfy either of these conditions.  Paragraph 34 provides additional guidance on determining whether an award qualifies as a liability award, “The accounting for an award of share-based payment shall reflect the substantive terms of the award and any related arrangement.  Generally, the written terms provide the best evidence of the substantive terms of an award.  However, an entity’s past practice may indicate that the substantive terms of an award differ from its written terms.  For example, an entity that grants a tandem award under which an employee receives either a stock option or a cash-settled SAR is obligated to pay cash on demand if the choice is the employee’s, and the entity thus incurs a liability to the employee.  In contrast, if the choice is the entity’s, it can avoid transferring its assets by choosing to settle in stock, and the award qualifies as an equity instrument.”  Our equity plan requires that all options be settled in registered shares, thus, we could not incur a liability to the employee and the award qualifies as an equity instrument.  Consequently, we accounted for these modifications in accordance with paragraph 51 of SFAS 123(R) which prescribes the accounting treatment for modifications of awards of equity instruments.

Note 10.  Legal and Regulatory Matters, page 99

16.
Please provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made with respect to each of the matters disclosed.  Please also clarify whether you believe the resolution of each matter would have an adverse affect on your financial position, results of operations and cash flows.  Refer to the disclosure requirements of SFAS 5.

Response: In each of the matters disclosed, we are not able to estimate a range of loss except for the Michael Scott Smith case (first full paragraph on page 102), in which a settlement was preliminarily approved.  In each of the other litigation matters that we addressed, we either disclosed the amount of the loss or we disclosed that the “outcome of this litigation is uncertain”, with the implication that the range of loss is not estimable.  In the regulatory matters that we addressed, we believe that the facts of each matter implied that a loss was not reasonably possible.  In response to the Staff’s comment and the requirements of SFAS 5, we will explicitly state for each matter, in our future filings; (a) the possible loss or range of loss, or that such an estimate cannot be made, (b) whether we believe the resolution of each matter would have an adverse affect on our financial position, results of operations and cash flows.

Further to our policy, we accrue for matters that are both probable and estimable.  For matters where we have established a reserve, we do not disclose amounts accrued unless it is necessary for the financial statements not to be misleading.

SEC and U.S. Attorney Investigations

On September 29, 2006, the Division of Enforcement of the SEC informed the Company that it had initiated an informal investigation into the Company’s stock option granting practices. In addition, the Office of the U.S. Attorney for the District of New Jersey has initiated an investigation into the Company’s option granting practices. The Company has cooperated with these investigations and has briefed both authorities on the results of the Special Committee’s investigation. The Company is not aware of any developments in these matters since that time.  The Company has not accrued any losses relating to these matters.  There can be no assurances that the Company will not incur any costs or fines, but it is not believed that resolution of these matters would have a material impact on the Company’s financial position, results of operations and cash flows.

Shareholder Derivative Litigation

On January 17, 2007, a stockholder derivative action was filed in the United States District Court, District of New Jersey against certain current members of the Board and certain current and former senior executives. The Company has been named as a nominal defendant. The complaint alleges, among other things, that certain of the Company’s current and former officers and directors (i) breached their fiduciary duties to the Company and its stockholders and were unjustly enriched by improperly backdating certain grants of stock options to officers and directors of the Company, (ii) caused the Company to file false and misleading reports with the SEC, (iii) violated the Exchange Act and common law, (iv) caused the Company to issue false and misleading public statements, and (v) were negligent and abdicated their responsibilities to the Company and its stockholders. The complaint seeks money damages, an accounting by the defendants for the proceeds of sales of any allegedly backdated stock options, and the costs and disbursements of the lawsuit, as well as equitable relief. The defendants have moved to dismiss the action and on or about June 15, 2007, the plaintiff filed an amended complaint adding, among other things, a claim for securities fraud under SEC rule 10b-5. On February 4, 2008, the plaintiff filed a second amended complaint adding additional defendants and claims. The outcome of this litigation is uncertain and no estimate can be made at this time of any potential loss.  While the Company believes there are valid defenses to the claims and will defend itself vigorously, no assurance can be given as to the outcome of this litigation.  The litigation could distract management and directors from the Company’s affairs, the costs and expenses of the litigation could unfavorably affect the Company’s financial position, results of operations and cash flows.  In addition, an unfavorable outcome could adversely affect the reputation of the Company.

Class Action Litigation

On September 21, 2007 a second stockholder class action was filed against the Company and certain current and former senior executives in the United States District Court, Southern District of New York. This complaint alleges, among other things, that certain of the Company’s current and former officers made statements to the investing public which misrepresented material facts about the business and operations of the Company, or omitted to state material facts required in order for the statements made by them not to be misleading, causing the price of the Company’s stock to be artificially inflated in violation of provisions of the Exchange Act, as amended. It alleges that more recent disclosures establish the misleading nature of these earlier disclosures. The complaint seeks money damages plus interest as well as costs and disbursements of the lawsuit. On October 10, 2007, a third stockholder class action was filed in the United States District Court, Southern District of New York, against the Company and certain of its current and former senior executives. This complaint alleges, among other things, that certain of the Company’s current and former officers made statements to the investing public which misrepresented material facts about the business and operations of the Company, or omitted to state material facts required in order for the statements made by them not to be misleading, thereby causing the price of the Company’s stock to be artificially inflated in violation of provisions of the Exchange Act, as amended. According to this complaint, more recent disclosures establish the misleading nature of these earlier disclosures. This complaint seeks, among other relief, class certification of the lawsuit, compensatory damages plus interest, and costs and expenses of the lawsuit, including counsel and expert fees. These two actions have been consolidated and the plaintiff filed a consolidated amended class action complaint on February 28, 2008. The outcome of this litigation is uncertain and no estimate can be made at this time of any potential loss.  While we believe there are valid defenses to the claims and we will defend ourselves vigorously, no assurance can be given as to the outcome of this litigation.  The litigation could distract our management and directors from the Company’s affairs, the costs and expenses of the litigation could unfavorably affect the Company’s financial position, results of operations and cash flows and an unfavorable outcome could adversely affect the reputation of the Company.

On or about September 28, 2007, Meghan Ruggiero filed a complaint against the Company and its subsidiary, Hoop Retail Stores, LLC, in the United States District Court, Northern District of Ohio on behalf of herself and similarly situated individuals. The lawsuit alleges violations of the Fair and Accurate Credit Transactions Act (“FACTA”) and seeks class certification, an award of statutory and punitive damages, attorneys’ fees and costs, and injunctive relief. The plaintiff filed an amended complaint on January 25, 2008. The outcome of this litigation is uncertain and no estimate can be made at this time of any potential loss.  While the Company believes there are valid defenses to the claims and will defend itself vigorously, no assurance can be given as to the outcome of this litigation.  The costs and expenses of the litigation could unfavorably affect the Company’s financial position, results of operations and cash flows.  Effective as of March 26, 2008, the prosecution of this lawsuit against Hoop was stayed under the automatic stay provisions of the U.S. Bankruptcy Code by reason of Hoop’s petition for relief filed that same day.

On or about February 21, 2008, a stockholder class action was filed in the Superior Court of New Jersey, Chancery Division, Hudson County against the Company and all of the members of the Company’s Board of Directors.  In response to the possibility that Ezra Dabah may acquire the Company, the complaint alleges, among other things, that approval of the proposed acquisition would constitute a breach of Mr. Dabah’s duty of loyalty and would constitute unfair dealing.  The complaint also alleges that the proposed acquisition allegedly does not satisfy the entire fairness standard and none of the Board of Directors can, consistent with their fiduciary duties of care and good faith, approve the proposed acquisition.  The complaint seeks, among other things, to permanently enjoin the Company from approving the proposed acquisition, declaratory judgment, and fees, expenses and costs.  The outcome of this litigation is uncertain and no estimate can be made at this time of any potential loss.  While the Company believes there are valid defenses to the claims and will defend itself vigorously, no assurance can be given as to the outcome of this litigation.  The litigation could distract the management and directors from the Company’s affairs, the costs and expenses of the litigation could unfavorably affect the Company’s financial position, results of operations and cash flows.  In addition, an unfavorable outcome could adversely affect the reputation of the Company.

Other Litigation

On or about July 12, 2006, Joy Fong, a former Disney Store manager in the San Francisco district, filed a lawsuit against the Company and its subsidiary Hoop Retail Stores LLC in the Superior Court of California, County of Los Angeles. The lawsuit alleges violations of the California Labor Code and California Business and Professions Code and seeks class action status on behalf of Ms. Fong and other individuals similarly situated. The Company filed its answer on August 11, 2006 denying any and all liability, and on January 14, 2007, Ms. Fong filed an amended complaint, adding Disney as a defendant. The Company believes it has meritorious defenses to the claims. The outcome of this litigation is uncertain; while the Company believes there are valid defenses to the claims, the Company cannot reasonably estimate the amount of loss or range of loss that might be incurred as a result of this matter. Such losses could unfavorably affect the Company’s financial position, results of operations and cash flows.  Effective as of March 26, 2008, the prosecution of this lawsuit against Hoop was stayed under the automatic stay provisions of the U.S. Bankruptcy Code by reason of Hoop’s petition for relief filed that same day.

On or about February 15, 2005, Michael Scott Smith, a former co-sales manager for The Children’s Place in the San Diego district, filed a lawsuit against the Company in the Superior Court of California, County of Los Angeles. The lawsuit alleges violations of the California Labor Code and California Business and Professions Code and seeks class action on behalf of Mr. Smith and other individuals similarly situated. On October 19, 2007, the Company entered into a class action settlement with the plaintiff’s counsel and signed a memorandum of understanding providing for, among other things, a maximum total payment of $2.1 million, inclusive of attorneys’ fees, costs, and expenses, service payments to the class representative, and administration costs, in exchange for a full release of all claims and dismissal of the lawsuit. The court granted preliminary approval of the settlement on November 29, 2007 in the amount of $1.6 million and set a hearing for final approval of the settlement on March 28, 2008. The Company has accrued $1.6 million and $2.1 million for this settlement as of February 2, 2008 and February 3, 2007, respectively.

On February 21, 2008, Ezra Dabah filed an action against the Company in the Court of Chancery of the State of Delaware requesting that the Court compel the Company to hold an annual meeting of stockholders within 45 days from the filing of the action and seeking costs and fees associated with the action.  On March 25, 2008, Mr. Dabah’s claims were denied by the Court.  The Company has not accrued any losses related to this matter.

Regulatory Matters

Nasdaq Proceedings

As the Company did not timely file its Quarterly Reports on Form 10-Q for the quarters ended July 29, 2006 and October 28, 2006, its Annual Report on Form 10-K for fiscal 2006, and its Quarterly Reports on Form 10-Q for the quarters ended May 5, 2007 and August 4, 2007 (collectively, the “Required Reports”), the Company was out of compliance with the reporting requirements of the SEC and the Nasdaq Global Select Market (“Nasdaq”) for more than one year. On December 5, 2007, the Company filed the Required Reports with the SEC.  The Company does not believe this matter will have a material effect on its financial position, results of operations or cash flows and accordingly, has not accrued any related losses.

On February 6, 2008, the Company received a notice of non-compliance with Nasdaq rules citing our failure to solicit proxies and hold an annual meeting of shareholders for the fiscal year ended February 3, 2007, no later than February 3, 2008. Nasdaq listing rules require that all issuers solicit proxies and hold an annual meeting of its shareholders within 12 months of the end of the issuer’s fiscal year end. The Company requested an exception to this rule and submitted a plan of compliance to Nasdaq whereby it anticipates holding the annual shareholders’ meeting on June 27, 2008.  On March 20, 2008, the Company appeared before the Nasdaq Listing Qualifications Panel with respect to this request and the Company is awaiting their decision.  The Company does not believe this matter will have a material effect on its financial position, results of operations or cash flows and accordingly, has not accrued any related losses.

Following the resignation of an independent member of the Company's Board of Directors in February 2008, the Company has six directors, three of whom are independent directors. As a result of this resignation, the Company's Board is no longer comprised of a majority of independent directors and therefore is not in compliance with Nasdaq Marketplace Rule 4350(c)(1). On March 5, 2008, the Company received a notice of non-compliance with Nasdaq’s independent director requirements. The Company has until August 2008 to regain compliance to avoid delisting. There can be no assurance that the Company will find a suitable, qualified candidate to fill the vacancy and regain compliance with this listing standard.  The Company does not believe this matter will have a material effect on its financial position, results of operations or cash flows and accordingly, has not accrued any related losses.

Note 13.  Segment and Geographic Information, page 109

17.
We note that you have store operations throughout the United States and Canada and have internet operations.  We also note that Children’s Place stores are organized into ten regions and that your Children’s Place and Disney store base includes different prototypes and formats.  Please tell us (i) the operating segments you have identified in accordance with paragraphs 10-15 of SFAS 131, (ii) the factors used to identify reportable segments, and (iii) the basis for aggregating identified operating segments into two reportable segments given the aggregation criteria in paragraph 17 and quantitative thresholds in paragraph 18 of SFAS 131.  We are particularly interested in understanding your basis for aggregating different store formats, internet operations and operations in different geographic regions into two reportable segments, the economic characteristics of identified operating segments, the operations for which discrete financial information is available and the financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and access performance.  Please address these matters in detail.

Response – In response to the Staff’s comment we note that in conjunction with the Company’s exit of the Disney Store business, the Disney Store business has been categorized as a discontinued operations.  In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we determined our segments similar to our method of reporting internal operating results to senior management and the board of directors.  The Chief Operating Decision Maker (“CODM”) at the Children’s Place is the Chief Executive Officer.

Paragraph 10 of SFAS 131 provides three characteristics of an operating segment:

a.	Engages in business activities from which it may earn revenues and incur expenses.

b.	Whose operating results are regularly reviewed by the enterprises CODM to make decisions about resources to be allocated to the segment and assess its performance.

c.	For which discrete information is available.

The Children’s Place brand operates as one operating segment.  The following will address the Company’s decision process in relation to SFAS 131, paragraphs 10-15.

To address the store formats and prototypes first, the Company does not produce any discrete financial information on a format or prototype basis.

While each store, and therefore any grouping of stores clearly meets the first characteristic of an operating segment, the Canadian stores and store regions of The Children’s Place do not satisfy the final two characteristics.  The CODM does not receive full financial reports for the Canadian stores and store regions but rather receives operating performance indicators such as sales, comparable store sales, conversion, etc.  Historically the Company has focused on revenues and to a certain extent gross margin at this level. We have not created separate financial statements or detailed operating expense reports for such entities but rather Canada was managed like a geographic region similar to any other geographically clustered group of stores in the United States.  The internet business is also treated as an individual store.

Paragraph 14 of SFAS 131 states that “Generally an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker…”  The Children’s Place and Disney Store brands each had a brand president that met this criteria.  Our Canadian operations and internet business do not have this position and are basically treated as individual stores grouped by region.

All stores and the internet business offer similar products and services.  Generally the same product will be found in all locations.

The Company has determined that the Canadian stores, store regions and the internet business do not meet the standard of operating segments and therefore we do not need to evaluate these store groupings for aggregation or quantitative thresholds.

The Company evaluates its segment reporting on an annual basis, or more frequently if events or circumstances should warrant.  With the disposal of the Disney Store brand, the Company is expanding its fiscal 2009 internal reporting and as such is evaluating segment reporting on a prospective basis.

18.
It appears that you group similar products by department.  Please disclose revenues for each group of similar products used to produce your general purpose financial statements for each year presented or tell us why you believe disclosure of information about products is not required.  If providing the information is impracticable, please disclose that fact.  Refer to paragraph 37 of SFAS 131.

Response – In response to the Staff’s comment regarding disclosure of information about products.  The Children’s Place brand reports revenues internally by four major product categories: Girls, Boys, Newborn and Accessories.  See the below chart for the revenue volume by product category for fiscal 2007:

	Fiscal 2007		Fiscal 2006
		% to		% to
	$	Total	$	Total
Newborn	$118.8	7.8%	$114.0	8.1%
Boys	494.1	32.5%	435.2	31.0%
Girls	664.4	43.7%	631.6	44.9%
Accessories	239.3	15.7%	199.6	14.2%
Variance	3.7	0.2%	25.0	1.8%
Total	$1,520.3	100.00%	$1,405.4	100.00%

As stated in paragraph 17 of SFAS 131 segments may be aggregated if they exhibit similar long-term financial performance and similar economic characteristics.  Each department’s gross margin percentage is planned within 5% (plus or minus) of the total company plan.  Average actual results by department for the last three years also were within 5% of the total company results.  The Company believes this exhibits similar gross margin characteristics for retail product.  In some seasons/years some departments perform better than other departments based on the customer’s acceptance of the current designs.  The Company, however, still forecasts that all departments will have similar gross margin percentage.

Our entire product line for the TCP brand is similar in all economic characteristics:

Nature of the products and services – While SFAS 131 does not define “nature” of products and services, its predecessor FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise, employed a similar concept which stated that “related products or services have similar purposes and end uses.  Thus they may be expected to have similar rates of profitability, similar degrees of risk and similar opportunities for growth.”  This relates directly to the TCP brand as each product category shares all the same characteristics from design and production to the same customer and their acceptance of the product.

Nature of the production process – Our entire product line share the same production process from design, to merchandising, to planning and to sourcing the manufacturing of the finished goods.

Type or class of customer for the products – Product lines are all sold both in retail outlets and internet website.  Therefore the products share the same customer base.

The methods used to distribute the products or services – All stores product is delivered through shared distribution centers based on geography that expedites the time to the sales floor.  The Company utilizes the same systems to process transactions at point of sale, inventory management and distribution processes.  Only the internet business is unique as it has an on-line ordering system and promptly delivers product to the customer’s home using a national transportation company.

Based on the similarity of the entire The Children’s Place brand product, the Company believes it is appropriate to aggregate the product categories as one segment.

Definitive Proxy Statemen on Schedule 14A
Compensation of Directors, page 31

19.
We note the disclosure on page 33 that employee directors are not eligible for the annual retainer or attendance fees.  Please clarify, if true, that employee directors do not receive any additional compensation for serving on the board of directors.

Response: An employee director does not receive any additional compensation for serving on the board of directors, although such employee director is compensated for service to the Company as an employee.  Employee directors are not eligible to receive any compensation for service to the Company as a director. Therefore, an employee director is not eligible to receive the annual cash retainer, cash attendance fees or equity compensation used to compensate non-employee directors.  We propose to enhance our future disclosures as follows:

“Employee directors are paid for their service to us as an employee and do not receive any additional compensation for serving on our Board.”

Management Compensation, page 42
Compensation Discussion and Analysis, page 42
Our Principal Executive Compensation Policies, page 42

20.
In the first full paragraph on page 43, please explain what you mean by “other commonly offered benefits.”  In addition, we note that the compensation committee does not believe these benefits are “of the same magnitude” as the main elements.  To the extent any of the other benefits, individually or in the aggregate, are material, please provide a discussion and analysis of these benefits.

Response: The reference in the first full paragraph on page 43 to “other commonly offered benefits” means other benefits commonly offered to senior executives of the Company’s peer group companies, such as relocation assistance and temporary housing allowances, car allowances, 401(k) plan and matching contributions, life insurance, medical insurance, reimbursement of COBRA payments in the event of separation from the Company, gross up payments and perquisite plans.  For each NEO, the total cost of these compensatory arrangements, along with footnote disclosure of the components, is included in the “All Other Compensation” column in the “Summary Compensation Table”.  We propose to enhance our future disclosures as follows:

“We applied these principles to determine the main elements we used in our compensation programs in fiscal 2006 and fiscal 2007: salary, annual cash bonuses and equity awards.  We also provided other commonly offered benefits on terms and conditions that we consider consistent with providing competitive compensation; however, individually and in the aggregate, none of these other benefits were of the same magnitude as the main elements.  These other common benefits include relocation assistance and temporary housing allowances, car allowances, 401(k) plan and matching contributions, life insurance, medical insurance, reimbursement of COBRA payments in the event of separation from the Company, gross up payments and perquisite plans.”

21.
In the last bullet point on page 43, we note the disclosure that the potential value of equity awards were targeted “somewhat” above the median of the company’s peer group.  Please provide a more specific description of the benchmark used for the value of equity awards.

Response: The competitive data used to benchmark the value of equity awards was provided by executive compensation consultant, Frederick W. Cook & Co., Inc. (“Cook”).  First, Cook identified the following companies as appropriate competitors against which to benchmark the Company: Abercrombie & Fitch, Aeropostale, American Eagle Outfitters, Ann Taylor Stores, Bon-Ton Stores, Charming Shoppes, Chico’ FAS, Dress Barn, Gymboree, Mothers Work, Pacific Sunwear, Phillips-Van Heusen, Polo Ralph Lauren, Talbots, and The Men’s Wearhouse.  Each of these companies is listed in the Compensation Committee’s Compensation, Discussion & Analysis under “Peer Group Companies” and competes against the Company for the same executive talent.  Once identified, Cook used data from each peer group company to complete a competitive position analysis.  For this competitive position analysis, Cook analyzed three factors to benchmark the Company, (i) size based on revenue, net income and market capitalization, (ii) diluted overhang (i.e., potential dilution that shareholders would suffer as a result of outstanding equity awards plus shares available for grant), and (iii) fair value transfer (i.e., the value transferred from shareholders to employees as a result of equity compensation and cash based long-term incentive awards).  Analyzing the Company’s revenue, net income and market capitalization, Cooke defined the market rate for the equity compensation opportunity as the peer median.  Analyzing the Company’s diluted overhang, Cook determined that the Company’s relative position on the issue of share dilution to the peer group was above median.  However, Cook noted that share dilution can be obscured by the increased use of full value awards that results in lower potential dilution, but higher immediate dilution and transfer of value from shareholders to executives.  Based on this fair value transfer analysis, Cook determined that a fair value transfer approximating the peer median would be competitive.  Consequently, the Compensation Committee granted awards contemplating an annualized fair value transfer (at target) approximating the three-year median average for the peer group.  The Company’s targeted fair value was within 2% of the three year median average.  In future filings, we will express relationships such as this as a percentage difference.

Elements of Compensation, page 51

22.
In the discussion of the retention awards paid to named executive officers in 2008, please expand the disclosure to provide additional detail about the company’s “strategic position and prospects” that, in part, led to the retention payments.

Response: The strategic position and prospects that led to the Compensation Committee’s decision to put in place a retention award program were significant uncertainty with regard to the change in CEO, coupled with the Board’s decision to undertake a review of the Company’s strategic alternatives, which resulted in the divestiture of The Disney Brand and the elimination of many executive level positions.  Further, the Company’s short-term loss of profitability, which yielded inadequate short-term cash incentive compensation under the 2007 Annual Management Bonus Plan and insufficient value in the long-term equity compensation program to retain executives, the Company’s long-term strategic position and prospects had been jeopardized by making the Company vulnerable to competitive recruitment by peer companies.  The retention incentive awarded by the Compensation Committee served to bridge the period where existing compensation incentives, cash and equity, were insufficient to retain executives.

We propose that future filings would include the following enhanced disclosure:

“Among the factors considered by the Compensation Committee in formulating these objectives were the resignation of Mr. Dabah as the Company’s chief executive officer, along with the Company’s strategic position and prospects, which included; (a) significant uncertainty with regard to the change in CEO, (b) the Board’s decision to undertake a review of the Company’s strategic alternatives, which resulted in the divestiture of The Disney Brand and the elimination of many executive level positions, (c) the Company’s short-term loss of profitability, which yielded inadequate short-term cash incentive compensation under the 2007 Annual Management Bonus Plan and (d) insufficient value in the long-term equity compensation program to retain executives.  All of these jeopardized the Company’s long-term strategic position and prospects by making the Company vulnerable to competitive recruitment by peer companies.  The retention incentive awarded by the Compensation Committee served to bridge the period where existing compensation incentives, cash and equity, were insufficient to retain executives.”

Mr. Dabah, page 61

23.	Please disclose why the board determined to treat Mr. Dabah’s resignation as a termination by the company without cause.

Response: We propose to enhance our future filings as follows:

“In connection with his resignation as the Company’s CEO, Mr. Dabah became entitled to receive severance benefits as provided by his employment agreement, as it was determined by the Board that his resignation would be treated for purposes of the agreement as a termination of his employment by the Company without cause.  The Board’s determination was based on the fact that although Mr. Dabah’s resignation as chief executive officer was requested by the Board, the circumstances leading to Mr. Dabah’s resignation did not satisfy the definition of “cause” under Mr. Dabah’s employment agreement.  Under Mr. Dabah’s employment agreement, the Board could only terminate Mr. Dabah for cause if (a) the Board could specify that Mr. Dabah either (i) breached a material provision of his employment agreement, (ii) committed an act involving moral turpitude or dishonesty, whether or not in connection with Mr. Dabah’s employment, (iii) committed an act of fraud against the Company or engaged in any other willful misconduct in connection with his duties under his employment agreement, or (iv) was convicted of a felony, and (b) Mr. Dabah had to admit to such event in writing or a final determination of an arbitrator had to be obtained.  Because none of the above criteria had been met, Mr. Dabah’s resignation could not have been considered by the Board as “for cause” under the terms of his employment agreement.”

Form 10-Q for the Fiscal Quarter Ended November 1, 2008

24.
Please provide the information required by Part II, Item 1A of Form 10-Q or advise us as to whether the company believes there have been no material changes to the risk factors that appeared in the company’s annual report on Form 10-K.

Response: As of November 1, 2008, after its quarterly review, the Company believed there were no material changes to the risk factors that appeared in the Company’s Form 10-K for the fiscal year ended February 2, 2008.  In future filings, we will include Part II, Item 1A, and we will explicitly state that there were no changes when appropriate.

Item 4.  Controls and Procedures, page 36

25.
We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In that alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response: In response to the Staff’s comment, we propose the following enhanced disclosure:

“Disclosure controls and procedures are designed only to provide “reasonable assurance” that the controls and procedures will meet their objectives.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.”  In reviewing those disclosures, the Company’s management, including our principal executive officers (our Interim Chief Executive Officer and our Executive Vice President—Finance and Administration, who is also our principal financial officer), have concluded that our disclosure controls and procedures are effective at this “reasonable assurance” level.

As requested, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing is responsive to the Staff’s comments and am available at (201) 453-7160 to discuss these matters.

Very truly yours,

/s/ Susan Riley
Susan Riley Executive Vice President, Finance and Administration